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                                                  OMB APPROVAL
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                      Biovail Corporation International
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  09067K106
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                July 30, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/_/ Rule 13d-1(b)
/X/ Rule 13d-1(c)
/_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Associated Capital, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                       5       SOLE VOTING POWER
                     ----------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
        SHARES       ----------------------------------------------------------
     BENEFICIALLY      7       SOLE DISPOSITIVE POWER
       OWNED BY      ----------------------------------------------------------
         EACH          8       SHARED DISPOSITIVE POWER
      REPORTING
     PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        / /
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           PN
-------------------------------------------------------------------------------

--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Associated Capital Offshore, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------------------------------------------------------------

                       5       SOLE VOTING POWER
                     ----------------------------------------------------------
      NUMBER OF
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY     ----------------------------------------------------------
      OWNED BY
        EACH           7       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON       ----------------------------------------------------------
        WITH
                       8       SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                / /

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           PN
-------------------------------------------------------------------------------

--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         A Cap, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                            (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
                       5       SOLE VOTING POWER
                     ----------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
       SHARES        ----------------------------------------------------------
    BENEFICIALLY
      OWNED BY         7       SOLE DISPOSITIVE POWER
        EACH         ----------------------------------------------------------
      REPORTING        8       SHARED DISPOSITIVE POWER
    PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                / /
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           CO
-------------------------------------------------------------------------------

--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Jay H. Zises
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                       (a) /X/
                                                                    (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                       5       SOLE VOTING POWER
                               323,994
                      ---------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
       SHARES                  95,561
    BENEFICIALLY      ---------------------------------------------------------
      OWNED BY         7       SOLE DISPOSITIVE POWER
        EACH                   323,994
      REPORTING       ---------------------------------------------------------
    PERSON WITH        8       SHARED DISPOSITIVE POWER
                               95,561
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           419,555
-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                / /
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           1.6%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN
-------------------------------------------------------------------------------

--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Selig A. Zises
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                       5       SOLE VOTING POWER
                               195,936
                      ---------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
       SHARES                  152,929
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         7       SOLE DISPOSITIVE POWER
        EACH                   195,936
      REPORTING        --------------------------------------------------------
    PERSON WITH        8       SHARED DISPOSITIVE POWER
                               152,929
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           348,865
-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                / /
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           1.3%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN
-------------------------------------------------------------------------------

--------------------
CUSIP No.  09067K106
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Nancy J. Frankel-Zises
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                          (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                       5       SOLE VOTING POWER
                               73,603
                      ---------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
       SHARES         ---------------------------------------------------------
    BENEFICIALLY       7       SOLE DISPOSITIVE POWER
      OWNED BY                 73,603
        EACH          ---------------------------------------------------------
      REPORTING        8       SHARED DISPOSITIVE POWER
    PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           73,603
-------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                / /
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           0.3%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN
-------------------------------------------------------------------------------

Item 1.

                  (a) Name of Issuer:

                      Biovail Corporation International

                  (b) Address of Issuer's Principal Executive Offices:

                       2488 Dunwin Drive
                       Mississiaugt, Ontario L5L 1J9 Canada

Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

                           This Schedule 13G is being filed jointly by Associated Capital, L.P., a Delaware limited partnership ("Associated"), its general partner, A Cap, Inc., a New York Corporation ("A Cap"), Jay H. Zises, the President and a director of A Cap, Selig
                           A. Zises, Vice President, Treasurer and a director of A Cap, Nancy J. Frankel-Zises, a director, Vice President and Secretary and the sole stockholder of A Cap, and Associated Capital Offshore, L.P., a Cayman Islands limited partnership ("Associated Offshore"). Associated, A Cap, Jay H. Zises, Selig A. Zises, Nancy J. Frankel-Zises and Associated Offshore are hereinafter sometime referred to collectively as the "Reporting Persons". The business address of Associated Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies. The business address of each other Reporting Person is 477 Madison Avenue, 14th Floor, New York, New York, 10022. Jay H. Zises, Selig A. Zises and Nancy J. Frankel-Zises are each United States citizens. The Reporting Persons have previously filed a Statement on Schedule 13D, dated September 19, 1995, as amended, with respect to the Common Stock.

                  (d) Title of Class of Securities:

                      Common Stock, no par value

                  (e) CUSIP Number:

                      09067K106

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of the Act

                  (b)[ ] Bank as defined in section 3(a)(6) of the Act

                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the
                         Act
                  (d)[ ] Investment Company registered under section 8 of
                         the Investment Company Act of 1940

                  (e)[ ] An Investment Adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E)
                  (f)[ ] An Employee Benefit Plan or Endowment Fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g)[ ] A Parent Holding Company or Control Person in
                         accordance with Rule 13d-1(b)(ii)(G)
                  (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i)[ ] A Church Plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j)[ ]  Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.           Ownership:*

                  (a) Amount Beneficially Owned:

                  (b) Percent of Class:

                  (c) Number of Shares as to which such person has:

                       (i) sole power to vote or direct the vote -

                       (ii) shared power to vote or direct the vote -

                       (iii) sole power to dispose or direct the disposition
                             of -

                       (iv) shared power to dispose or direct the disposition of -

                  *See Attachment A

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [x]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  Each of the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons.

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ASSOCIATED CAPITAL, L.P.
                                           By:  A CAP, INC., as General Partner

                                           By: /s/ Jay H. Zises
                                               --------------------------------
                                                    Name:  Jay H. Zises
                                                    Title:  President



                                           ASSOCIATED CAPITAL OFFSHORE, L.P.

                                           By:  A CAP, Ltd., as General Partner

                                           By: /s/ Jay H. Zises
                                               --------------------------------
                                                    Name:  Jay H. Zises
                                                    Title:



                                           A CAP, INC.

                                           By: /s/ Jay H. Zises
                                               --------------------------------
                                                    Name:  Jay H. Zises
                                                    Title:  President


                                           /s/ Jay H. Zises
                                           ------------------------------------
                                           Jay H. Zises


                                           /s/ Selig A. Zises
                                           ------------------------------------
                                           Selig A. Zises


                                           /s/ Nancy J. Frankel-Zises
                                           ------------------------------------
                                           Nancy J. Frankel-Zises

Dated:  August 4, 1998

                                  ATTACHMENT A

                  Jay H. Zises is the beneficial owner of an aggregate of 314,637 shares of Common Stock or 1.2% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Jay H. Zises also may be deemed to own beneficially an additional 104,918 shares of Common Stock or 0.4% of the outstanding. Such shares are owned as follows: (i) 18,391 shares of Common Stock (less than one percent) in the account of his son, Justin Zises, (ii) 9,357 shares of Common Stock (less than one percent) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 15,391 shares of Common Stock less than one percent) in the account of his daughter, Lara Zises, (iv) 18,391 shares of Common Stock (less than one percent) in the account of his daughter, Samantha Zises, (v) 23,388 shares of Common Stock (less than one percent) in the account of his ex-wife, Susan Zises, and (vi) 20,000 shares of Common Stock (less than one percent) in the account of his mother-in-law, Inge Frankel. Jay H. Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 323,994 shares of Common Stock, consisting of (A) the 314,637 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 9,357 shares held in the UGMA account for Meryl Zises. Jay H. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 95,561 shares of Common Stock, consisting of (A) the 15,391 shares held in Lara Zises's account, (B) the 18,391 shares held in Samantha Zises's account, (C) the 18,391 shares held in Justin Zises's account, (D) the 23,388 shares held in Susan Zises's account, and
(E) the 20,000 shares held in Inge Frankel's account.

                  Selig A. Zises is the beneficial owner of an aggregate of 195,936 shares of Common Stock totalling 0.7% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 152,929 shares of Common Stock, totalling 0.6% of the outstanding, held in the account of his daughter, Lynn Zises. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 152,929 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

                  Nancy J. Frankel-Zises is the beneficial owner and has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of 73,663 shares of Common Stock or 0.3% of the outstanding in her IRA Account.

              [Letterhead of Swidler Berlin Shereff Friedman, LLP]







(212) 891-9224

                                                              August 6, 1998

VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

        Re:      Biovail Corporation International (the "Company")
                 ------------------------------------------------

Commissioners:

                  On behalf of our clients, Associated Capital, L.P., Associated Capital Offshore, L.P., A Cap, Inc., Jay H. Zises, Selig A. Zises and Nancy J. Frankel-Zises, we hereby transmit electronically for filing, in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 1 to a statement on Schedule 13G relating to the Company (the "Statement").

                  Pursuant to Rule 13d-2, a copy of the Statement has been sent by certified mail to the Company at its principal executive office.

                  If you have any questions concerning the Statement, kindly telephone the undersigned at (212) 891-9224.

                                           Very truly yours,

                                          /s/ James Rieger
                                          James Rieger

JR:bb
Encls.

cc:      Biovail Corporation International
         Jeremy Garber
         Margery Neale, Esq.